WOODSIDE
AUSTRALIAN ENERGY

03 OCT -8 AM 7:21

23 September 2003

03032619

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania PSC-B, Block 4 (Chinguetti-4-5), lodged with the Australian Stock Exchange on 23 September 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 10/8

23 September 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 4
Chinguetti-4-5

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that at 00:00 hours on 23 September 2003 preparations had commenced to run completions prior to production testing the Chinguetti-4-5 combined appraisal and early development well.

Since the last report issued on 19 September 2003, the acquisition of wireline logs was completed and a $9^5/_8$ inch casing string was run.

All reported times are UTC (also known as GMT).

Participants in the Area B PSC are as follows:	**Area B (Chinguetti)**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

KAREN LANGE
Company Secretary

WOODSIDE
AUSTRALIAN ENERGY

03 OCT -8 AM 7:21

24 September 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Herold 12th Annual Pacesetters Energy Conference presentation by Michael Shaw in New York, lodged with the Australian Stock Exchange on 24 September 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

24 September 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Herold 12th Annual Pacesetters Energy Conference
New York
24 September 2003

Woodside's New Ventures Business Development Manager, Michael Shaw, presented to the Herold 12th Annual Pacesetters Energy Conference in New York today. A copy of the presentation will be posted on Woodside's web site (www.woodside.com.au) at the 'Investor Information Centre' under Presentations/Speeches/Publications.

KAREN LANGE
Company Secretary